Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed 05/11/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Nasdaq ISE, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850

26000205

4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone)   301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 11/16/2004 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/11/2026 (MM/DD/YY)   Nasdaq ISE, LLC (Name of applicant)

By: Date: 2026.05.11 11:29:29 -04'00' (Signature)   John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq ISE, LLC is making this filing without notarization.

Nasdaq

151 West 42nd Street, NY 10036 USA | Nasdaq.com

May 11, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq ISE, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

Furthermore, the has been a change to Exhibit M, which is the acceptance on April 6, 2026, of the following participant:

Tower Principal Markets LLC
111 Coleman Blvd., Suite 404, Mount Pleasant, SC 29464
843-352-8002, 917-388-8644
Type: Market Making

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

EXHIBIT C

- **Nasdaq Italy Technology Italy SRL** – Change in address to Via Giovanni Battista Pirelli n. 38, 20124 Milan, Italy, effective April 21, 2026.
- **Sybenetix, Inc.** – Dissolved, effective as of April 16, 2026.
- **Nasdaq Canada, Inc.** – Change in address to 25 York Street, Floors 24 and 25, Toronto, ON, Canada M5J 2V5, effective April 27, 2026.
- **Nasdaq Texas, LLC** – Officer changes (effective May 1, 2026) including the following:
    - Tal Cohen resigned as President of Nasdaq Texas (*but he is staying on as CEO*)
    - The new President of Nasdaq Texas is Rachel Racz
    - Jeff Thomas was appointed Executive Vice President
    - Nelson Griggs was appointed Executive Vice Chair
- **Nasdaq PHLX LLC** – Joe Cusick retired and resigned as Chief Regulatory Officer, and was replaced by Eun Ah Choi (effective May 1, 2026).
- **Nasdaq Clearing AB** – Christian Mittelberg was appointed as a Director
- Johan Mattsson replaced Lauri Rosendahl as Chairman of the following entities:
    - **Nasdaq Helsinki Ltd.**
    - **Nasdaq Copenhagen A/S**
    - **Nasdaq Iceland HF**
    - **Nasdaq Oslo ASA**
- Johan Mattsson replaced Lauri Rosendahl as Director of the following entity:
    - **Nasdaq Stockholm AB**
- **Nasdaq Investment Firm B.V.**
    - Change in address to Zuidplein 36 1077 XV, Amsterdam.
    - Jan-Willem Bode was removed as a non-executive director and Nikolaj Kosakewitsch was reappointed as a non-executive director and chairman.
    - Effective May 18, 2026, Christoper Demetrius and Astrid Evers will be added as executive Board members,